CHW Acquisition Corporation

2 Manhanttanville Road, Suite 403

New York, NY 10577

VIA EDGAR

July 2, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Pam Howell

Re:	CHW Acquisition Corporation

Registration Statement on Form S-1

Submitted March 18, 2021

File No. 333-254422

Dear Ms. Howell:

CHW Acquisition Corporation, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 1, 2021, regarding the Company’s Registration Statement on Form S-1 submitted to the Commission on March 18, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Amendment No. 1 to Registration Statement on Form S-1 with the Commission through EDGAR.

Registration Statement on Form S-1 filed March 18, 2021

1.	We note that each unit now consists of one ordinary share and one warrant and that one warrant entitles the holder to purchase 1/2 a share. However, we continue to note disclosure that no fractional warrants will be issued upon separation of the unit and that investors must purchase at least two units to receive or trade one warrant. We also note reference in the fee table to the unit including 1/2 of a warrant and the risk factor on page 49 stating each unit consists of only 1/2 a warrant. In addition, we note your disclosure on page 115 indicates that one whole warrant entitles a holder to purchase one share. Please reconcile disclosure throughout the prospectus to consistently describe the securities being offered.

The terms of the offering have changed so that (i) each unit now consists of one ordinary share and one warrant and (ii) one warrant entitles the holder to purchase one share. Accordingly, we have amended the disclosure throughout the prospectus, as well as accompanying exhibits.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Attn: Pam Howell

Re: CHW Acquisition Corporation

July 2, 2021

2.	We note the disclosure that the founders shares are the only shares that may vote on the appointment of directors prior to the initial business combination. Please advise us where the applicable provision in the corporate documents. We are unable to locate this provision.

In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to eliminate this concept, as the corporate documents of the Company do not and will not provide for such voting restrictions.

3.	Please include disclosure regarding the exclusive forum provision that appears in section 9.3 of the warrant agreement filed as exhibit 4.4.

In response to the Staff’s comment, we have revised the prospectus so that it includes the disclosure regarding the exclusive forum provision that appears in section 9.3 of the warrant agreement filed as exhibit 4.4.

Exhibit 23.1, page 1

4.	We note the consent references the audit report dated February 9, 2021 except for the 2nd paragraph in Note 8 which is dated March 17, 2021. The actual audit report appears to be dated February 9, 2021, except for the 2nd paragraph in Note 8 which is dated March 16, 2021. Please revise the consent to reference the correct audit report date.

In response to the Staff’s comment, we have revised the consent to reference the correct audit report date.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 521-4234.

Sincerely,

/s/ Jonah Raskas
Jonah Raskas Co-Chief Executive Officer
CHW Acquisition Corporation

cc: Ari Edelman, Esq.